FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	Other News Annexure Press release issued by the Bank on March 28, 2018

Item 1

OTHER NEWS

Subject: Responses to emails received from Indian Stock Exchange

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

We had received two separate emails dated April 2, 2018 from National Stock Exchange of India Limited seeking clarifications regarding the articles published in various newspapers. We have provided the attached clarifications to the Indian Exchanges giving details of the questions raised in the emails and the responses to the same.

We also enclose the press release issued by the Bank on March 28, 2018 and request you to please take the above clarification on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Query set 1: 3:07 PM from NSE

This has reference to various articles published in the Newspapers.

1.	As per the Article, “ICICI Bank rubbishes reports of wrongdoing in Videocon loan, says Chanda Kochhar went by rules” dated March 29, 2018.

2.	As per the Article, “ICICI Bank defends Chanda Kochhar: Full text of the statement” dated March 29, 2018 .

3.	As per the Article, “ICICI Bank steps up defence of Chanda Kochhar in Videocon loan case” dated March 30, 2018 “The board has come to the conclusion that there is no question of any quid pro quo/ nepotism/ conflict of interest as is being alleged in various rumours. The board has full confidence and reposes full faith in the bank's MD and CEO Chanda Kochhar.”

1)	Whether the said matter was placed before the Audit Committee?

Ans:	Given the ethos of the Bank to deal with issues of reputation, controls and governance above all, the Board of Directors of the Bank, which included all members of the Audit Committee, had at their meeting held on March 28, 2018 reviewed the matter after which the Press Release was also issued to the stock exchanges on the same day.

2)	Whether Audit Committee evaluated the internal controls and risk management systems?

Ans:	As stated above, the entire Board of Directors, which included all members of the Audit Committee comprehensively reviewed the credit authorisation and credit approval procedures to ascertain their robustness. The Press Release of the Bank after the Board meeting issued to the stock exchanges provides the following confirmation in para 1 reproduced hereunder:

1.	The Board has noted that the Bank has a well-structured and standardized credit approval process, where multiple independent departments are involved in providing independent credit risk rating, doing credit appraisal, credit approvals and monitoring the proposals. The Bank’s credit approval authorization framework is laid down by the Board of Directors. The larger exposures are approved by the Credit Committee of the Board. The majority of Credit Committee members are independent directors of the Bank. The Chairman of the Credit Committee, till as late as June 2015, was always a non-Executive Director. Based on the above, it can be concluded that there are adequate checks and balances in loan appraisal, rating and approval processes within the bank, both from the control as well as from a governance perspective.

3)	Whether the statement provided by the Board in point no. 3, above was based on any Internal Investigation? If yes, request you to provide details of the Internal Investigation?

Ans:	The Board of the Bank at its meeting held on March 28, 2018 considered all the facts including the internal review undertaken in 2016 when these unfounded rumours first originated. This review confirmed that there was no material finding indicating any lapse. The following confirmation was provided by the Board in the Press Release issued by the Bank on March 28, 2018:

On looking at all the above facts, the Board has come to the conclusion that there is no question of any quid pro quo/nepotism/conflict of interest as is being alleged in various rumours.

Query Set 2: 4:22 PM from NSE:

This has reference from the News article ICICI Bank rubbishes reports of wrongdoing in Videocon loan” wherein  the letter addressed by shareholder Arvind Gupta dated March 15, 2016,   alleging that “the bank extended loans to the debt-laden Videocon Group despite its track record, mainly due to business relations between the Dhoots and Deepak Kochhar. It was alleged that members of the Kochhar family, Mahesh Advani and Neelam Advani, relatives of Chanda Kochhar, became the owners of Nupower Renewables through dubious transactions and the original founders of the company were the Dhoot family. The company ownership was transferred as a quid pro quo for loans”.

Request you to comment on:

Whether the matter was placed before the Whistle Blower Committee and in case if so, please provide the comments of the same.

Ans:	Due process was followed in this matter including review by the entire Board of the Bank at its meeting held on March 28, 2018. All the members of the Audit Committee of the Bank were also personally present at this Board meeting. The conclusions reached by the Board have been reported earlier to the stock exchanges which is reproduced again:

With regard to ICICI Bank’s current exposure to Videocon group, the Board also recorded that:

a.	In 2012, a consortium of over 20 banks and Financial Institutions sanctioned facilities to the Videocon group (Videocon Industries Ltd. and 12 of its subsidiaries/ associates as co-obligors) for a debt consolidation programme and for the group’s oil and gas capital expenditure programme aggregating approximately Rs. 40,000 crore.

b.	ICICI Bank’s current exposure to the Videocon group is part of this syndicated consortium arrangement.

c.	ICICI Bank was not the lead bank for this consortium and the Bank only sanctioned its share of facilities aggregating approximately Rs. 3250 crore which was less than 10% of the total consortium facility in April 2012.

d.	After the preparation of the Information Memorandum and the initial due diligence for the financing programme by the lead arrangers and after the sanction of the facilities by the lead bank, the Credit Committee of ICICI Bank in 2012 sanctioned its share of facilities in the syndicated arrangement to the Videocon group.

e.	This Committee was chaired by the then Chairman of ICICI Bank and it included independent and working Directors of the Bank. It is important to note that Ms. Chanda Kochhar was not the Chairperson of this Committee.

f.	The Terms and Conditions offered for these loans are similar to those offered by the other banks in the consortium, ruling out the possibility of any special benefit to the borrower by ICICI Bank.

g.	It is important to note here that all banks including ICICI Bank disbursed the Rupee Term Loan into the common escrow pool account being maintained for this purpose by the lead bank.

h.	ICICI Bank’s share of the banking sector’s exposure to the Videocon group was less than 10% while around 90% of the loans were sanctioned by other banks and Financial Institutions.

Hence the Board concluded that there is no question or scope of any favouritism, nepotism or quid-pro-quo.

1.	The Bank desires to clarify that none of the investors of NuPower Renewables are borrowers of ICICI Bank.

2.	ICICI Bank is regulated and supervised by various regulatory bodies and authorities. In that context the Bank receives various queries from time to time which are appropriately responded to.

On looking at all the above facts, the Board has come to the conclusion that there is no question of any quid pro quo/nepotism/conflict of interest as is being alleged in various rumours. The Board has full confidence and reposes full faith in the Bank’s MD&CEO Ms. Chanda Kochhar. The Board also commends the entire management team under the leadership of the MD&CEO for their hard work and dedication. We would urge you not to be misled by these rumours which are being spread to malign the Bank and its top management.

Item 3

Press Release

ICICI Bank Board reviews the bank’s internal processes for credit approval and finds them robust. The Board also expresses and reposes full faith and confidence in its MD & CEO, Ms. Chanda Kochhar

There have been some malicious and unfounded rumours in the past few days casting insinuations on ICICI Bank Ltd. and its MD&CEO. Similar rumours had first surfaced in the mid-2016 and had been appropriately responded to. Nevertheless these have resurfaced in the recent past to malign the Bank.

In that context, the Board of ICICI Bank today reviewed the internal processes of the Bank and also the details of the exposure to the Videocon group.

1.	The Board has noted that the Bank has a well-structured and standardized credit approval process, where multiple independent departments are involved in providing independent credit risk rating, doing credit appraisal, credit approvals and monitoring the proposals. The Bank’s credit approval authorization framework is laid down by the Board of Directors. The larger exposures are approved by the Credit Committee of the Board. The majority of Credit Committee members are independent directors of the Bank. The Chairman of the Credit Committee, till as late as June 2015, was always a non-Executive Director. Based on the above, it can be concluded that there are adequate checks and balances in loan appraisal, rating and approval processes within the bank, both from the control as well as from a governance perspective.

Given this architecture, no individual employee, whatever may be his or her position, has the ability to influence the credit decision at the Bank.

2.	With regard to ICICI Bank’s current exposure to Videocon group, the Board also recorded that:

a.	In 2012, a consortium of over 20 banks and Financial Institutions sanctioned facilities to the Videocon group (Videocon Industries Ltd. and 12 of its subsidiaries/ associates as co-obligors) for a debt consolidation programme and for the group’s oil and gas capital expenditure programme aggregating approximately Rs. 40,000 crore.

b.	ICICI Bank’s current exposure to the Videocon group is part of this syndicated consortium arrangement.

c.	ICICI Bank was not the lead bank for this consortium and the Bank only sanctioned its share of facilities aggregating approximately Rs. 3250 crore which was less than 10% of the total consortium facility in April 2012.

d.	After the preparation of the Information Memorandum and the initial due diligence for the financing programme by the lead arrangers and after the sanction of the facilities by the lead bank, the Credit Committee of ICICI Bank in 2012 sanctioned its share of facilities in the syndicated arrangement to the Videocon group.

e.	This Committee was chaired by the then Chairman of ICICI Bank and it included independent and working Directors of the Bank. It is important to note that Ms. Chanda Kochhar was not the Chairperson of this Committee.

f.	The Terms and Conditions offered for these loans are similar to those offered by the other banks in the consortium, ruling out the possibility of any special benefit to the borrower by ICICI Bank.

g.	It is important to note here that all banks including ICICI Bank disbursed the Rupee Term Loan into the common escrow pool account being maintained for this purpose by the lead bank.

h.	ICICI Bank’s share of the banking sector’s exposure to the Videocon group was less than 10% while around 90% of the loans were sanctioned by other banks and Financial Institutions.

Hence the Board concluded that there is no question or scope of any favouritism, nepotism or quid-pro-quo.

3.	The Bank desires to clarify that none of the investors of NuPower Renewables are borrowers of ICICI Bank.

4.	ICICI Bank is regulated and supervised by various regulatory bodies and authorities. In that context the Bank receives various queries from time to time which are appropriately responded to.

On looking at all the above facts, the Board has come to the conclusion that there is no question of any quid pro quo/nepotism/conflict of interest as is being alleged in various rumours. The Board has full confidence and reposes full faith in the Bank’s MD&CEO Ms. Chanda Kochhar. The Board also commends the entire management team under the leadership of the MD&CEO for their hard work and dedication. We would urge you not to be misled by these rumours which are being spread to malign the Bank and its top management.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 3, 2018	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager